2021 Non-financial Report

Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters Additional Information 2

Contents

Contents

Our Sustainability Approach 03

About This Non-Financial Group Report 03
Our Understanding of Sustainability 03
Our Business Model 03
Non-Financial Risk Analysis 03
Statement on the Impact of the Global COVID-19 Pandemic 04
Materiality Analysis 04
EU Taxonomy Regulation 05

Chapter 01

Business Ethics and Compliance 07

Compliance Organization and Anti-Corruption 08
Bioethics in Preclinical Research 10
Bioethics in Clinical Development 11
Selling Practices and Labeling 12

Chapter 02

Social Matters 13

Quality of Products 14
Access to Medicine 15
Innovation in Research and Development (R&D) 16
Data Protection 16

Chapter 03

Employee Matters 18

Employer Attractiveness 19
Diversity and Equal Opportunities 20
Employee Engagement 21
Occupational Health and Safety (OHS) 23

Additional Information 25

Independent Practitioners' Limited Assurance Report 25
Imprint 27

Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters Additional Information 3
— About This Non-Financial Group Report — Our Understanding of Sustainability — Our Business Model — Non-Financial Risk Analysis

Our Sustainability Approach

About This Non-Financial Group Report

With the following separate non-financial report, MorphoSys AG provides information pursuant to Section 315b and Section 289b ff. HGB (German Commercial Code) on material non-financial aspects for the Group's fiscal year 2021 (January 1, 2021 to December 31, 2021) and thus on those aspects relevant for an understanding of the Group's business development, results of operations and group management as well as the effects of its business activities and pursuant to Article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council of June 18, 2020 on establishing a framework to facilitate sustainable investment and amending Regulation (EU) 2019/2088 (hereinafter the "EU Taxonomy").

The requirements of the CSR Directive Implementation Act (CSR-RUG) were taken into account in the preparation of the non-financial report. In particular, the analysis of the material aspects as well as the description of the concepts were additionally oriented on the Global Reporting Initiative (GRI) standards. A full application of the GRI standard is too extensive for the MorphoSys Group at the current time and therefore not expedient.

Unless otherwise stated, the report applies to the entire MorphoSys Group according to the scope of consolidation for financial reporting purposes. In July 2021, we completed the acquisition of Constellation Pharmaceuticals Inc. (hereinafter "Constellation Pharmaceuticals"). The transaction added two clinical-stage cancer drug candidates, that complement and enhance MorphoSys' own proprietary pipeline. Constellation Pharmaceuticals is therefore also in the scope of this report, and statements relating only to Constellation Pharmaceuticals are shown accordingly.

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC) has been engaged on a voluntary basis to perform a limited assurance on the non-financial report in accordance with ISAE 3000 (Revised). The report can be found » here.

References made in this non-financial report to information outside of the Annual Report are additional information and are therefore not part of the assurance engagement.

Our Understanding of Sustainability

We are conscious of the responsibility we share for present and future generations and see sustainable action as a prerequisite for long-term business success. MorphoSys is dedicated to the discovery, development and commercialization of outstanding, innovative therapies for patients, with a focus on cancer and autoimmune diseases. To ensure sustainable business success, we incorporate Environmental, Social and Governance (ESG) into our daily business and base our business model on sustainable growth that is aligned with the interests of stakeholders. We are focused on creating long-term value and weigh our actions in terms of their impact on the environment, society, patients and employees.

Our Business Model

Information on our business model can be found in the 2021 Annual Report » on page 9.

Non-Financial Risk Analysis

According to the CSR-RUG on the disclosure of non-financial information, companies must, in addition to reporting on material aspects, also disclose related risks that are linked to their own business activities, business relationships, products and services, and that are very likely to have or will have serious negative effects on the material aspects according to Section 289c (2) HGB. The Group has not identified any such risks in the financial year under review on a net basis in accordance with Section 289c (3) Nos. 3 and 4 HGB. Further information on opportunities and risks can be found in the Risk and Opportunity Report section of the 2021 Annual Report » on page 61.

Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters Additional Information 4
— Statement on the Impact of the Global COVID-19 Pandemic — Materiality Analysis

Statement on the Impact of the Global COVID-19 Pandemic

MorphoSys recognizes the impact of the global COVID-19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, especially clinical trials. Measures to mitigate the impact of the pandemic on MorphoSys' employees and patients were implemented immediately. We continuously monitored the situation and took appropriate decisions on a case-by-case basis to ensure the safety of our employees, patients, clinical trial personnel and other stakeholders, as well as to safeguard data integrity.

More detailed information on mitigation measures and efforts to ensure normal business operations in the different areas can be found in the respective paragraphs of this report.

Materiality Analysis

The report presents the material non-financial aspects that have been determined according to their business relevance and the Group's impact on the aspects according to Section 289c (3). The analysis was based on a business analysis and involved the responsible departments as well as MorphoSys' Executive Committee in 2020.

In 2021 we reviewed the analysis of all identified non-financial aspects of sustainability at MorphoSys. A yearly review is necessary to consider all current developments in selecting the most material topics for our non-financial report and to adjust the priorities as necessary. The validation has been done by internal experts and two members of our Management Board, and we have made an adjustment of the material topics accordingly.

The following three topics have been identified as most relevant: business ethics and compliance, social matters, and employee matters with the respective subcategories.

Materiality Analysis

Materiality scoring on impact and business relevance for identified material aspects per topic
•••• highest score among material aspects of the respective topic, descending by points

Social Matters

02

- •••• Quality of Products
- •••• Access to Medicine
- •••• Innovation in Research and Development (R&D)
- ••• Data Protection

Business Ethics and Compliance

01

- •••• Compliance Organization and Anti-Corruption
- •••• Selling Practices and Labeling
- ••• Bioethics in Preclinical Research
- ••• Bioethics in Clinical Development

Employee Matters

03

- •••• Employer Attractiveness
- ••• Employee Engagement
- ••• Occupational Health and Safety (OHS)
- •• Diversity and Equal Opportunities

Material non-financial aspects at MorphoSys

Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters Additional Information 5
— EU Taxonomy Regulation

EU Taxonomy Regulation

Background and objectives of the regulation

On June 22, 2020, the EU Taxonomy Regulation was published in the Official Journal of the European Union (EU) which entered into force on July 12, 2020. The basis for this is the Sustainable Finance Action Plan, which is one of the four pillars of the European Green Deal. To achieve the climate and energy targets 2050 of the EU it is necessary to redirect capital flows towards a more sustainable economy.

The EU Taxonomy is a classification system for environmentally sustainable economic activities. The intention is to create greater transparency with regard to the degree of sustainability of corporate activities, investments and operating expenditures.

Initial reporting for fiscal year 2021

According to Art. 8 EU Taxonomy Regulation and Art. 10 of the Art. 8 Delegated Act, all companies covered by the CSR-RUG must also provide information on the share of their group turnover, capital expenditure (CapEx) and operating expenditure (OpEx) for the reporting period 2021, which are associated with Taxonomy-eligible economic activities related to the first two environmental objectives (climate change mitigation and climate change adaptation). As the CSR-RUG applies to MorphoSys, we provide information on the EU taxonomy within our non-financial report.

Basis of reporting

Identification of Taxonomy-eligible activities

The first step for the implementation of the EU Taxonomy for MorphoSys was the identification of the activities that could apply to our business activities based on the NACE (nomenclature statistique des activités économiques dans la Communauté) codes. As the business model of MorphoSys is to discover, develop and deliver innovative medicines for patients impacted by cancer and autoimmune diseases, we have not identified any EU Taxonomy-eligible economic activities. MorphoSys is therefore not covered by the Climate Delegated Act and not identified as a relevant source of greenhouse gas emissions.

Accounting Policy

The specification of the KPI´s is determined in accordance with Annex 1 of Art. 8 Delegated Act. We determine the Taxonomy-eligible KPI´s in accordance with the legal requirements. In the following section we describe the accounting policy for turnover, Capital Expenditure and Operating Expenditure.

Turnover KPI

Definition

The turnover KPI is defined as Taxonomy-eligible turnover from product sales, license fees, milestone payments, service fees and royalties (numerator) divided by our total group turnover (denominator).

For further details on our accounting policies regarding our total turnover, please see » page 119 of our Annual Report 2021.

As we have not identified any Taxonomy-eligible activities for the financial year 2021, this results in a share of Taxonomy-eligible economic activities in our total turnover of 0%.

Reconciliation

Our consolidated turnover can be reconciled to our consolidated statement of profit and loss (IFRS) on » page 103 of our Annual Report 2021 ("Revenues").

Capital Expenditure (CapEx) KPI

Definition

The CapEx KPI is defined as Taxonomy-eligible CapEx (numerator) divided by our total CapEx (denominator).

The denominator comprises additions to property, plant and equipment and intangible assets during the financial year under review before depreciation, amortization and re-measurements, including those resulting from revaluations and impairments as well as excluding changes in fair value. It includes additions to fixed assets (IAS 16), intangible assets (IAS 38) and right-of-use assets (IFRS 16). Additions resulting from business combinations are also included. Goodwill is not included in CapEx as it is not defined as an intangible asset under IAS 38. As we report the numerator as zero, there is no risk of double counting of economic activities.

For further details on our accounting policies regarding our CapEx, please see » page 128 and 129 of our Annual Report 2021.

Reconciliation

Our total CapEx can be reconciled to our consolidated balance sheet (IFRS) » on page 105 of our Annual Report 2021 ("Property, Plant and Equipment", "Intangible Assets"); to our notes to the balance sheet » on page 128 ("5.8 Property, Plant and Equipment- Additions"), » on page 128 ("5.9 Leases-Additions") and » on page 129 ("Intangible Assets-Additions").

Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters Additional Information 6
— EU Taxonomy Regulation

Operating Expenditure (OpEx) KPI

Definition

The OpEx KPI is defined as Taxonomy-eligible OpEx (numerator) divided by our total OpEx (denominator).

Our OpEx has been determined via the following accounts as of the reporting date December 31, 2021: research and development costs, building renovation costs, short-term leases, maintenance and repair costs and all other direct costs necessary to operate the asset. This does not include depreciation, amortization, impairment, and raw material costs. For further details on our accounting policies regarding our OpEx, please see ›› page 121 of our Annual Report 2021.

Explanations on the numerator of the CapEx KPI and the OpEx KPI

As MorphoSys has not identified Taxonomy-eligible economic activities for the reporting period 2021, we do not record CapEx and OpEx related to Taxonomy-eligible economic activities in the numerator of the CapEx KPI and OpEx KPI.

Only "category c" for CapEx and OpEx apply to MorphoSys. This refers to economic activities that contribute to become low-carbon or to reduce greenhouse gas emissions (Sect. 1.1.2.2. (c) of Annex 1 to the Art. 8 Delegated Act). No expenses were inurred in fiscal year 2021.

MorphoSys is committed to sustainability but due to the current EU Taxonomy requirements, we do not have EU Taxonomy-eligible economic activities. Furthermore, due to our business model and non-manufacturing nature, we have currently no sustainable CapEx and OpEx.

Proportion of Taxonomy-eligible and EU Taxonomy-non-eligible economic activities in total turnover, CapEx and OpEx

	Total	Proportion of Taxonomy-eligible economic activities (in %)	Proportion of Taxonomy-non-eligible economic activities (in %)
Turnover	179.6 million €	0 %	100 %
Capital Expenditure (CapEx)	748.6 million €	0 %	100 %
Operating Expenditure (OpEx)	207.8 million €	0 %	100 %

01 Business Ethics and Compliance Compliance Organization and Anti-Corruption –––––––––––––––––––    08 Bioethics in Preclinical Research –––––––––   10 Bioethics in Clinical Development –––––––    11 Selling Practices and Labeling ––––––––––    12 7Our Sustainability Approach Social Matters Employee Matters Additional InformationBusiness Ethics and Compliance

Our Sustainability Approach | **Business Ethics and Compliance** | Social Matters | Employee Matters | Additional Information | 8
— Compliance Organization and Anti-Corruption

Business Ethics and Compliance

This chapter deals with MorphoSys' compliance organization and anti-corruption strategy, bioethics in preclinical research as well as in clinical development, and selling practices and labeling.

Compliance Organization and Anti-Corruption

We are committed to good corporate governance practices which include the highest standards in business ethics and compliance as set up in our » Code of Conduct. For further information please also see our latest » Corporate Governance Report. With the acquisition of Constellation Pharmaceuticals the organizational structure of the compliance department changed. The Head of Global Compliance is now responsible for MorphoSys AG, MorphoSys US Inc. and Constellation Pharmaceuticals. We recognized that it is critically important to ensure the same commitment to business ethics across all three companies. MorphoSys AG, MorphoSys US Inc. and Constellation Pharmaceuticals share a Code of Conduct, and are under the scope of MorphoSys Global policies to help achieve this goal. MorphoSys' Compliance Management Program (CMP) addresses the needs of various organizations across the company, including Research, Development, Commercial, Medical Affairs, and others.

Our Global Compliance Committee comprises three Management Board members of MorphoSys AG, the General Manager of MorphoSys US Inc., the Site Head of Constellation Pharmaceuticals and five executives in the legal, compliance, medical and human resources functions, and is chaired by the Head of Global Compliance. The Committee meets quarterly and is available to our employees as a point of contact at all times.

Compliance-Management-Program (CMP)


Credo
Code of Conduct
Head of Global Compliance
Chairperson of the Audit Committee
reports, if required, to
reports to
Chief Executive Officer
General Counsel, Member of the Executive Committee
leading the global CMP and managing the interfaces between different compliance streams
Review and Approval of Key Initiatives
Compliance Risk Management
CMP
Compliance Management Program
Monitoring & Continuous Improvement
Anti-Bribery, Due Diligence of Third Parties
Trainings & Awareness
Integrity Line
Compliance Documents
Compliance Committee
Transparency & Disclosure

Our Sustainability Approach | **Business Ethics and Compliance** | Social Matters | Employee Matters | Additional Information | 9
— Compliance Organization and Anti-Corruption

Our U.S. Compliance Committee has representation from U.S. business heads and meets quarterly to discuss U.S.-specific activities and compliance with applicable laws and regulations. The U.S. Compliance Committee is chaired by the U.S. General Counsel and Head of U.S. Compliance.

Our Compliance Subcommittee with Incyte meets quarterly as well to discuss compliance matters related to co-commercialization. Additionally, the Head of Global Compliance provides a report twice a year to the Audit Committee of the Supervisory Board, and coordinates different aspects of MorphoSys' CMP based on the feedback.

Our maxim "Integrity in all we do" sets the direction for all our business activities. Our CMP addresses anti-bribery and anti-corruption topics in line with our corporate culture, our values and applicable internal and external regulations. It is set up to protect patients, investors, other stakeholders, and MorphoSys' reputation thereby supporting business continuity and sustainable growth.

Our goal is to nurture the culture of integrity and compliance and prevent compliance violations as far as possible through continuous risk assessment, monitoring of our activities, and training of all our employees.

Focus in 2021

In 2021 our main focus was the execution of Monjuvi® commercialization and the integration of Constellation Pharmaceuticals. We are working on a new Code of Conduct which will be implemented in 2022 and we are working on a new e-learning platform for our new Code of Conduct and Anti-Bribery concepts that will guide our employees on applicable standards and best practices. As our business model has evolved we updated our MorphoSys morphosys
Code of Conduct
Our key principles and ethical standards for how we work together and how we protect the value and integrity of MorphoSys worldwide.
Integrity in All We Do

Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters Additional Information 10
— Compliance Organization and Anti-Corruption — Bioethics in Preclinical Reasearch

Credo to include our commitments regarding commercialization and bringing medicines to patients. In the fourth quarter of 2021, we conducted a compliance risk assessment which included several interviews with MorphoSys employees in Germany and the U.S. as well as an online survey based on a tailored risk register. This compliance risk-assessment covered MorphoSys AG and MorphoSys US Inc., and will inform our compliance strategy and efforts going forward in 2022.

Training also remains an important focus of our CMP. It is our goal to ensure that our employees receive relevant compliance training in line with our values, culture and ethical standards. Examples of compliance training delivered in 2021 include: appropriate use of social media, compliance with transparency regulations, and compliant interactions with healthcare professionals and other stakeholders. Company-wide training incorporated Constellation Pharmaceuticals employees after the acquisition, including training on thoughtful communication. The U.S. organization also conducted numerous training and employee engagement activities on U.S.-specific laws and associated compliance policies.

MorphoSys utilizes various methods to deliver training, including via "live" webcast presentation of content, delivery of e-leaning modules through the Company's new learning management platform Learn4MOR, and through regular knowledge assessments via the Company's intranet page. All training courses have been well received by employees and have already been successfully completed by a vast majority of the workforce.

In November 2021 we held our second "Compliance Week," which was successfully launched in 2020. In 2020, the Compliance Week generated a great deal of interest in the Company, including successful social media posts on Twitter and LinkedIn and internal adoption of Compliance concepts such as "Integrity in all we do" throughout various business functions. The 2021 Compliance Week increased awareness of the Compliance function, provided the opportunity to communicate live with the Compliance team for all MorphoSys employees in Planegg and Boston.

Maintaining open lines of communication is also a fundamental aspect of our CMP. As part of the Constellation Pharmaceuticals integration, the Company provided access to the Integrity Line of MorphoSys. This electronic incident management system is hosted by an external provider, and allows employees to report any compliance concerns in three languages, along with having the option to remain anonymous. MorphoSys frequently informs employees about the MorphoSys Integrity Line in a variety of channels, including training, communication, and other awareness initiatives. We make clear that retaliation or harassment against anyone who makes a report in good faith is prohibited. The MorphoSys Compliance department reviews potential compliance cases, escalates them to the responsible local or global Compliance Committee where necessary, and manages investigations and follow-up actions, where required, in line with the respective policies.

MorphoSys frames its CMP on several key regulations and guidances, where notably we use the Seven Elements of a Compliance Management Program as communicated by the Office of Inspector General (OIG), the updated Guidance 2020 of the U.S. Department of Justice, as well as applicable EU Directives and regulations. In addition, there are Entity Level Controls in the framework of Sarbanes-Oxley Act (SOX) addressing key compliance elements on a regular basis. These indicators are constantly monitored and improved.

Our key priorities for 2022 will be finalizing the integration of Constellation Pharmaceuticals regarding the extension of our global policies as well as building lean and business-friendly processes including the approval process for Constellation Pharmaceuticals activities. Additional priorities in 2022 include compliance with the U.S. Open Payments law (or "Sunshine Act") and related U.S. state laws on a federal and state level for which MorphoSys has been preparing via successful launch of an aggregate spend tool, continuing to develop relevant compliance training and communication, and continuing a risk-based approach to monitoring our business activities to ensure compliance and continuous improvement.

Bioethics in Preclinical Research

Our research and discovery activities are guided by the highest ethical standards. As European and international legislation requires animal testing to determine the toxicity, pharmacokinetics and pharmacodynamics of drug candidates, we as a biopharmaceutical company cannot forgo this type of testing. Animal testing for our drug candidates at MorphoSys AG is outsourced to contract research organizations (CROs) as we do not have laboratories suitable for this type of research.

As part of our product development activities at MorphoSys AG, we award contracts for animal studies in accordance with the 3Rs principle of animal welfare (Replace, Reduce, Refine) as set out in national, European and international regulations. We aim to improve animal welfare by closely monitoring the adherence to the 3Rs principle. The principle describes the use of methods in research which replace the use of animals where possible, which enable researchers to obtain the same level of information from fewer animals (reduce), and which alleviate or minimize potential pain or distress for the animals (refine).

Our Sustainability Approach | **Business Ethics and Compliance** | Social Matters | Employee Matters | Additional Information | 11

— Bioethics in Preclinical Reasearch — Bioethics in Clinical Developement

We have established a quality assurance system with written standard operating procedures (SOPs) at MorphoSys AG that are continuously updated to ensure that we work only with those CROs who comply with local, national and international guidelines and animal welfare regulations.

The institutions we work with also need to ensure that they are complying with the ethical principles and legal requirements involving animal research. In case Good Laboratory Practice (GLP) studies are conducted, as required by applicable the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH) guidelines, these facilities are required to have a GLP quality assurance certificate. These steps are intended to help fulfill our moral obligation to treat animals respectfully as well as our legal obligations. On-site visits are also conducted to check the contract research institutes' test centers, the training and competence of the staff responsible and animal welfare.

The department is in regular contact with the Head of Research, who reports to the responsible Management Board Member for Research and Development.

Focus in 2021

In the reporting year MorphoSys AG continued to strictly apply the 3Rs principle of animal welfare which is tracked by various metrics. All scientists working in the preclinical research area at MorphoSys AG are instructed in regular meetings to comply with this principle, and 3R newsletters are distributed.

One CRO visit planned for 2021 was conducted by MorphoSys AG and further visits are planned for next year.

Bioethics in Clinical Development

We conduct clinical trials in accordance with the ICH Harmonized Tripartite Guidelines for Good Clinical Practice (ICH-GCP), with applicable local regulations and with the ethical principles laid down in the Declaration of Helsinki. At MorphoSys, we make it a priority to protect the rights, safety and well-being of all participants involved in clinical trials. Clinical trials are only initiated after the Independent Ethics Committee (IEC)/ Institutional Review Board (IRB) and/or regulatory authorities give written approval or a favorable opinion as required. In addition, written informed consent of clinical trial participants must be obtained prior to their participation.

Focus in 2021

The acquisition of Constellation Pharmaceuticals has accelerated the growth of the MorphoSys pipeline with the addition of two compounds in mid- to late-stage clinical development, CPI-0209 and pelabresib respectively.

Focus in 2021 was the integration of Constellation Pharmaceutical's development activities into MorphoSys, leveraging on the current established infrastructure of MorphoSys and building one global Development Organization.

Our Clinical Pipeline

Program / Indication	Phase 1	Phase 2	Phase 3	Launched
Tafasitamab[1]				
L-MIND / Relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL)	●	●	○[2]	●
B-MIND / r/r DLBCL	●	●	●	○
firstMIND / First-line DLBCL	●	○	○	○
frontMIND / First-line DLBCL	●	●	●	○
inMIND / r/r follicular lymphoma/ marginal zone lymphoma	●	●	●	○
Pelabresib				
MANIFEST-2 / Myelofibrosis	●	●	●	○
MANIFEST / Myelofibrosis	●	●	○	○
Felzartamab				
IGNAZ / Immunoglobulin A nephropathy	●	●	○	○
M-PLACE / Anti-PLA2R-positive membranous nephropathy	●	○	○	○
New-PLACE / Anti-PLA2R-positive membranous nephropathy	●	●	○	○
CPI-0209				
Advanced Solid Tumors/ Hematologic Malignancies	●	●	○	○

Most advanced development stage

[1] Global Collaboration and License Agreement with Incyte Corporation; co-commercialization in the U.S.; Incyte has exclusive commercialization rights outside the U.S.
[2] Not conducted, as not necessary

Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters Additional Information 12
— Bioethics in Clinical Developement — Selling Practices and Labeling

Despite an improving situation of the global COVID-19 pandemic, restrictions on visits to healthcare facilities, increased demands on healthcare services and changes in the availability of study personnel are still present. MorphoSys continuously monitors the situation and decides on a case-by-case basis to ensure the safety of patients, study personnel and other stakeholders, as well as to safeguard data integrity in the conduct of all ongoing studies of tafasitamab, felzartamab, pelabresib and CPI-0209 programs.

Selling Practices and Labeling

In 2020 the U.S. Food and Drug Administration (FDA) approved our immunotherapy Monjuvi® (tafasitamab-cxix) under accelerated approval. MorphoSys US Inc. and Incyte have a partnership to co-commercialize Monjuvi® in the U.S. Outside of the U.S., Incyte has exclusive commercialization rights of tafasitamab-cxix which is sold under the trade name Minjuvi®. As Monjuvi® is co-commercialized, a joint multidisciplinary review committee (RC) has been established to review and approve all commercial materials and tactics. The joint RC consists of Legal, Medical and Regulatory functional reviewers represented by both MorphoSys US Inc. and Incyte and convenes on a weekly basis, in order to review and approve materials. For commercial materials not covered by the co-commercialization agreement with Incyte, MorphoSys US Inc. has an independent RC, which consist of the same functional representatives.

All sales and marketing materials must be reviewed and approved by the joint RCs prior to submission to the health authorities. Due to the accelerated approval subpart E pathway for Monjuvi®, once commercial materials are submitted to the FDA, there is a 30-day review period required prior to the use of any promotional materials supporting the product.

The formal training of our sales representatives is an essential element of our commercial operations aligned to business ethics and compliance policies. Each representative completes detailed training on the product and disease state. Successful certification is required before engagement with any healthcare professionals. A learning management system and a new validated learning platform tracks training progress and certification. In addition, our sales representatives are trained on all relevant compliance and legal policies by the MorphoSys compliance and legal teams. As we are consistently evaluating the evolving landscape and the effectiveness of our promotional materials, enhancements may be made to our materials, including the use of new data, as appropriate. Subsequent and continuous training and certification of the sales representatives on how to appropriately educate customers using new material is always planned and completed prior to actual use.

The balance of efficacy and safety consistent with product labeling is always displayed in all promotional materials. As this is the primary information that can be shared with healthcare providers, we attach great importance to ensure all relevant information is included to achieve the highest quality standards.

Focus in 2021

Despite the global COVID-19 pandemic, our focus in 2021 was to continue to execute on the launch of Monjuvi® to support patients with relapsed or refractory DLBCL (r/r DLBCL). As the pandemic impacted the physical access to hospitals and other healthcare facilities across the U.S., MorphoSys US Inc. adapted its engagement approach and accelerated our digital personal and non-personal efforts to provide educational information to healthcare professionals and customers.We anticipate the mix between in-person and virtual customer engagements will continue to evolve during the COVID-19 pandemic.

In addition to adapting our customer engagement model, we have made it easier for healthcare professionals to directly request the information they need to support treatment decisions. Now available on the MorphoSys website is an option for healthcare providers to compliantly notify the organization of their interest for an engagement with a sales representative.

In 2022, we plan to continue in the future to increase the awareness of Monjuvi® and its efficacy and safety data with healthcare professionals so that they can make the best treatment choices for their patients impacted by r/r DLBCL. We will continue in the future to improve our peer-to-peer healthcare educational resources inclusive of case-based roundtable discussions and the development of Hematologic Oncology expert "On Demand" video series reviewing Monjuvi® data. Lastly, to increase our understanding of and support for the people living with and directly impacted by DLBCL, we will appropriately and compliantly strengthen our partnerships in the future with patient advocacy groups.

13Our Sustainability Approach Business Ethics and Compliance Employee Matters Additional InformationSocial Matters 02 Social Matters Quality of Products –––––––––––––––––––––  14 Access to Medicine ––––––––––––––––––––––  15 Innovation in Research and Development (R&D) ––––––––––––––––  16 Data Protection ––––––––––––––––––––––––  16

Our Sustainability Approach | Business Ethics and Compliance | Social Matters — Quality of Products | Employee Matters | Additional Information 14

Social Matters

In the field of social matters, MorphoSys focuses on the following aspects as identified in the materiality analysis: 1) quality of products, 2) access to medicine, 3) innovation in research and development (R&D) and 4) data protection.

Quality of Products

We have a special responsibility to comply with the utmost in quality standards with all processes. We use a quality management system (QMS) at MorphoSys AG and a QMS at Constellation Pharmaceuticals to ensure the quality of commercial and investigational medicinal products and the integrity and reliability of the data generated. Furthermore, the QMS shall ensure the protection of rights, safety and well-being of clinical trial subjects.

Our integrated QMS complies with the applicable principles of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP), Good Distribution Practice (GDP) and Good Pharmacovigilance Practice (GVP), commonly referred to as GxP in aggregate, to control and regulate these processes in our own drug development activities. In doing so, we want to ensure that all development activities follow national and international laws, rules and guidelines. Our independent quality department prepares an annual risk-based audit plan for the objective auditing of contract research organizations, investigational sites, suppliers and contract manufacturers in the GxP area as well as for internal GxP systems and processes.

The Head of Global Quality reports to the Head of Technical Operations with a dotted line to the Chief Executive Officer (CEO). The integration of Constellation Pharmaceuticals has already been initiated, starting with a direct reporting line from the Vice President Quality to the Head of Global Quality and implementation of regular meetings. The central aim of this integration is to establish a fully integrated and aligned organization, governance and quality standards. In addition, GMP/GDP status updates are reported and discussed with relevant members of the operational management team in a quality management review meeting every quarter and an annual review with the operation managers.

Quality Management System at MorphoSys


Corporate Requirements/
Departmental Requirements
Regulatory
Requirements
QMS
Executive
Committee

01 Training and Qualification

02 Self-Inspection/ Internal Audits

03 Documentation System

04 Handling of Deviations, Change Control, Complaints, Out of Specification (OOS) and Recalls

05 Batch Record Review/ Batch Release

06 SOP[1] System

07 External Audits (CMO[2], CTO[3], CRO[4], clinical trial sites

[1] Standard operating procedures
[2] Contract manufacturing organization
[3] Contract testing organization
[4] Contract research organization

Our Sustainability Approach | Business Ethics and Compliance | **Social Matters** | Employee Matters | Additional Information | 15
— Quality of Products — Access to Medicine

Focus in 2021

MorphoSys conducted audits in 2021 in the GxP area. Due to COVID-19 pandemic constraints, some of the audits were conducted remotely. There have been no critical audit findings in 2021.

To make our organization more agile and lean, the integration of Constellation Pharmaceuticals has been a key priority in 2021. We are also aiming to roll out an electronic quality system encompassing key quality processes which will proceed throughout 2022 for MorphoSys and Constellation Pharmaceuticals. In addition, we implemented online inspection readiness training as part of our preparation for hosting regular inspections by the U.S. FDA or local authorities for all employees at MorphoSys AG and MorphoSys US Inc.

Access to Medicine

Ensuring access to our medicines is a critical priority for MorphoSys, and we make considerable investments in developing potential medicines for patients in need. MorphoSys does so without a guarantee of clinical and commercial success, as many products in research and development phases do not achieve market authorization. Sustainable revenues from approved and commercially viable medicines allow for future investments into our research and development efforts.

At MorphoSys, our philosophy is to responsibly price our medicines by balancing the value of the outcomes and innovation they bring to patients and the healthcare system. There are patients who do not have third-party coverage in several countries of the world. For this reason, access to medicine also involves a social, charitable commitment to help patients without insurance coverage. MorphoSys is dedicated to supporting patients throughout their treatment journeys, and we are working together to help remove patient access barriers.

The responsible department consists of a global team responsible for setting the strategic direction for value, access and policy across all markets and of a respective team to execute tactics in the U.S. The reporting line structure is directly to the General Manager of MorphoSys US Inc. with regular updates to the Management Board. The integration of Constellation Pharmaceuticals is currently ongoing.

As part of MorphoSys' and Incyte's commitment to supporting patients, the » My MISSION Support program was launched in 2020. My MISSION Support is a robust patient support program offering financial assistance, ongoing education and other resources to eligible patients who are prescribed Monjuvi® in the U.S. The My MISSION Support program has been able to support patients in initiating treatment with Monjuvi® since FDA approval, by helping them understand their insurance benefits and offering financial assistance to those who qualify.

In addition to My MISSION Support, the non-profit MorphoSys Foundation ("the Foundation") was established in the previous year in the U.S. Its purpose is to help patients access appropriate and necessary care by administering Free Drug Patient Assistant Program (PAP). All patients must meet certain eligibility requirements, and are either uninsured, have insurance that does not cover Monjuvi®, or cannot afford the cost-sharing for the drug under policies set by their insurance. Furthermore, the Foundation provides charitable donations to independent charitable organizations that provide financial or other assistance to patients undergoing treatment for particular disease.

Focus in 2021

Patients receiving cancer treatments during the COVID-19 pandemic were isolated from their caregivers during their treatment and in many instances hesitant to go to their doctors offices to receive treatment. The burden of the pandemic was high for these patients. In response to this need, we offered a Patient Appointment Kit for those patients enrolled in the My MISSION Support program, which included hand sanitizer, gloves and masks. We also implemented several digital tools to support our patients and their providers in enrolling in the My MISSION Support program, since many patients had limited access to financial counselors within the practice. In 2021 the MorphoSys Foundation helped fund programs to support patients affected by the COVID-19 pandemic.

In 2022 we want to ensure patient support programs continue to offer robust support for patients.

Our Sustainability Approach Business Ethics and Compliance **Social Matters** Employee Matters Additional Information 16
— Innovation in Research and Development (R&D) — Data Protection

Innovation in Research and Development (R&D)

At MorphoSys, our ambition is to redefine how cancer is treated. Our research and development activities address areas of high unmet medical need where people's lives depend on novel, more effective and differentiated treatment options. We aim to make a real difference in patients' lives by focusing on therapeutic areas that best fit our expertise and make the best use of our resources. This includes hematological and solid tumor indications as well as autoimmune diseases. At the core, we are aiming to discover, develop, and deliver innovative medicines, and to make them accessible to patients – a commitment for a sustainable contribution to society's health.

Focus in 2021

Our focus in 2021 was to identify and evaluate suitable licensing or acquisition opportunities to expand our clinical pipeline. In July 2021, we completed the acquisition of Constellation Pharmaceuticals. Both companies, MorphoSys and Constellation Pharmaceuticals, work in the fields of hematology and oncology and with the combination of our research and development portfolio, we are best positioned to discover and develop highly differentiated cancer medicines. Following the closure of the acquisition, there was an extensive period of exchange and alignment between the two companies. Both on the portfolio as well as on the functional level a series of deep dives and review sessions took place to ultimately agree on and execute on a portfolio prioritization strategy and on a fully integrated functional set up. By the end of 2021, the combined Research and Development organization operates in an integrated, global organizational setup. Both, the Head of Research and Head of Development report directly to the Chief Research & Development Officer (CR&DO) ensuring full alignment and close collaboration between the organizations. All divisions from MorphoSys and Constellation Pharmaceuticals are working closely together to advance our combined portfolio and overall R&D activities.

Our cross-functional governance body, the Portfolio Innovation Board (PIB), builds the platform to elevate and advance key strategic questions, to ensure an effective and globally aligned execution of our R&D strategy.

Our laboratory operations continued to run smoothly during the COVID-19 pandemic.

Significant advances were also made to use patient-derived materials and in vitro disease models to minimize the need for animal testing.

Information about ongoing clinical trials with our investigational drugs is available on » www.clinicaltrials.gov. Our clinical pipeline can be accessed » here.

Data Protection

As a biopharmaceutical company, we constantly work with personal data of patients, employees, partners and other stakeholders. The protection of these data is important. In conjunction with the General Data Protection Regulation of the EU (GDPR) as well as U.S. requirements for the protection and confidential handling of protected health information (PHI), we implemented various procedures to safeguard compliance with these regulations and are continuously working on further enhancements. Our team in the U.S. is offered trainings on compliance with the Healthcare Insurance Portability and Accountability Act (HIPAA) and the appropriate use of PHI.

MorphoSys AG continues to have an external Data Protection Officer (eDPO) in line with the GDPR and the German Data Protection Act. The eDPO summarizes results in a report. A defined reporting process comes into force immediately in case of suspicious incidents.

Focus in 2021

We implemented a data protection e-learning platform to make training accessible also in a remote working area. This training is for all MorphoSys AG employees, and it comprises the principles of GDPR, obligations of employees, data processing, rights of data subjects, the role of our eDPO and legal consequences regarding data protection violations.

Our Sustainability Approach Business Ethics and Compliance **Social Matters** Employee Matters Additional Information 17
— Data Protection

We also updated our intercompany data processing agreement to incorporate Constellation Pharmaceuticals and the new Standard Contractual Clauses adopted by the European Commission in June 2021.

There were no reportable data protection incidents at MorphoSys AG in 2021.

Data protection via respective IT security measures continued to be a key topic in the reporting year. The Company utilized an automated penetration testing and validation platform to verify the technical security controls and detect potential weaknesses. No serious weaknesses were identified. Within the scope of special training and phishing simulations, employees learned about their joint responsibility and essential contribution to IT security in our Company. Measures to improve collaboration were selected with a focus on security and additionally secured through integration in Security Information & Event Management (SIEM) and Identity & Access Management System (IAM).

Our internal Computer Emergency Response Team (CERT) has not detected any serious security incidents during the reporting year. Finally, various platforms in the area of Endpoint Detection & Respond (EDR), Cloud Access Security Broker (CASB), Identity & Access Management System (IAM), Security Information & Event Management (SIEM) and Mobile Threat Defense (MTD) were introduced or further developed in order to optimize our cyber defense measures and to ensure data integrity and protection.

03 Employee Matters Employer Attractiveness ––––––––––––––––  19 Diversity and Equal Opportunities –––––––  20 Employee Engagement –––––––––––––––––  21 Occupational Health and Safety (OHS) –––  23 18Our Sustainability Approach Business Ethics and Compliance Social Matters Additional InformationEmployee Matters

Our Sustainability Approach | Business Ethics and Compliance | Social Matters | Employee Matters | Additional Information | 19
— Employer Attractiveness

Employee Matters

Our Human Resources (HR) department manages all topics related to employer attractiveness, diversity and equal opportunities, and employee engagement. Our Health and Safety department, integrated into the Technical Operations area, takes care of all aspects of occupational health and safety (OHS).

Our aspiration is to give more hope to people with cancer and our employees are crucial to our success. In an industry such as biotechnology, where success largely depends on the innovation capability and commitment of our employees, aspects such as employee attraction, retention and engagement are critical success factors. The Management Board has made it a key priority to focus on employee engagement. Employee satisfaction is part of our short and long-term goals and this commitment is reflected in the inclusion of employee engagement as key performance indicator for the Long-Term Incentive Plan 2021 of the Management Board and selective employee groups becoming due in 2025. For the first time in 2021, we assessed Environmental, Social and Governance topics as part of our future annual employee survey to identify areas of improvement. MorphoSys is aiming for sustainable management practices across all three areas and moving forward we will measure progress annually.

Employer Attractiveness

With the acquisition of Constellation Pharmaceuticals our workforce has grown to more than 700[1] employees at the end of 2021. As a combined company, we are focusing on the needs of patients and are inspired by our company values – Courage, Urgency, Innovation and Collaboration – in everything we do. Our employer proposition is based on our strong commitment to patients and our employees.

With the global COVID-19 pandemic, the biotech sector has been in focus. New investments are being made in the pharmaceutical industry, worldwide, and particularly in the U.S. and Germany, the main markets in which MorphoSys operates. To engage qualified professionals across scientific, medical, commercial and enabling functions, MorphoSys is keen to articulate a value proposition and providing a working environment of personal growth, aligned with the Company's objective to become a leader in hematology/oncology. This is embedded in our new employee program ESPRIT, "The Spirit of MorphoSys," as well as the New Work concept, providing attractive working models aligned with current demands for flexibility and hybrid approaches, both launched in 2021. As we want to be well positioned for our growth, we have further expanded our social media presence by making more content available on LinkedIn and selective portals, and are working continuously and with focus on workforce planning and securing the talent to enable our strategic goals. Our workforce planning efforts were focused on understanding the synergy potential after the acquisition of Constellation Pharmaceuticals, as well as staffing new areas to drive automatization and digitalization.

In 2021 the Company's Life and Job pages in LinkedIn were visited by more than 13,000 visitors. 54% of the visitors viewed the Jobs area and 39% of new hires visited the Life or Job pages, showing a high degree of success in our employer branding and external outreach. We are committed to transparency and equal opportunities in our job vacancies, development of employees, and a positive working environment. All our open job opportunities are advertised worldwide.

In 2021, we launched a new initiative "ESPRIT" in MorphoSys AG and MorphoSys US Inc., our new performance philosophy to build a culture of growth and established new people practices that are aligned with our values. This includes priority setting, ongoing feedback, rewards and recognition, and value-based leadership. As part of the integration process, Constellation Pharmaceuticals employees will also be part of the ESPRIT program from 2022 onwards. MorphoSys' employer attractiveness strategy builds upon creating a modern and appealing working environment for candidates who are looking to make a difference and bring more hope to people with cancer. The ESPRIT program is one of the main pillars and embeds our ways of working at MorphoSys.

MorphoSys is focused on attracting skilled employees in all technical areas as well as leadership competencies, since leadership is directly connected to employee engagement, sustainable management and our overall Company success. Our Global Leadership Group is comprised of more than 10% leaders from all departments across the Company, worked with the Management Board on enabling the implementation of our strategy, balancing a growing organizational structure with reduced complexity and cross-functional collaboration and the launch and implementation of ESPRIT. We view a leadership environment characterized by strong values, empowerment and accountability as essential to achieving our goals.

[1] Released employees, trainees and employees on parental leave are not included.

Our Sustainability Approach Business Ethics and Compliance Social Matters **Employee Matters** Additional Information 20
— Diversity and Equal Opportunities

Diversity and Equal Opportunities

Valuing diversity and ensuring equal opportunities are firmly anchored in our corporate culture. We believe that every single colleague needs to be heard and plays an important role in contributing to our success. We therefore are committed to policies that do not discriminate in recruitment, hiring, training, promotion or other employment practices for reasons of race, color, religion, gender, gender identity, national origin, age, sexual orientation, marital or protected veteran status, medical condition, pregnancy, disability or any other legally protected status. We aim for an open working environment where creativity and innovation can flourish.

In 2020 our CEO Jean-Paul Kress, M.D., signed the "CEO Pledge for a More Equitable and Inclusive Life Sciences Industry" initiated by the Massachusetts Biotechnology Council to demonstrate the commitment of MorphoSys and the whole biotechnology industry to diversity and inclusion.

Our diversity concept pursuant to the German Commercial Code (HGB) can be found in our » Corporate Governance Report.

It is paramount to MorphoSys to create a culture of collaboration and inclusion of different perspectives, where everyone can contribute and bet at their best.

At the end of 2021, 59% of employees were women, and 58% of executives[3] were women. The proportion of women in the Company's workforce thus remains at a consistently high level. In addition, we proudly employed individuals of 43 different nationalities, which adds to our identity as a truly global organization. For a comparison with the 2020 figures, it should be taken into account that Constellation Pharmaceuticals is now included in the 2021 figures.

Employees[2] by Gender (December 31, 2021)

Total Employees (in %)


42
58
2020
41
59
2021

Executives[3] (Number)


46
33
44
32
female
male
2020
2021

Employees[2] by Nations (December 31, 2021)

Total Employees (Number)


732
43
Nations

Employees by Region (Number)


274
458
U.S.
Germany

[2] Released employees, trainees and employees on parental leave are not included.
[3] Executives of the first and second management level.

Our Sustainability Approach Business Ethics and Compliance Social Matters **Employee Matters** Additional Information 21
— Diversity and Equal Opportunities — Employee Engagement

"At MorphoSys, we are committed to ensuring the best talent is chosen, regardless of an individual's gender, race, religion, national origin, or age."

Jean-Paul Kress, M.D., CEO, MorphoSys

In 2021 MorphoSys was ranked the number one company in Germany and number two among European healthcare companies for female representation at the leadership level and in decision-making positions in the European Women on Boards Gender Equality Index Report, which was released on January 20, 2022. The European Women on Boards Gender Equality Index Report assessed 668 European companies across 19 countries. Based on their Gender Diversity Index, an aggregated indicator that reflects and weighs the share of women in leadership positions, in executive functions, on boards and in board committees.

MorphoSys received a score of 0.89, representing nearly a perfect gender-balanced leadership team (score of 1 is a perfect score). MorphoSys' Supervisory Board is gender balanced with three female and three male members, and the Company's Executive Committee, the highest Management Body within the organization, includes three female members out of seven leaders.

In 2022 our goal is to focus on further enhancing our diversity and inclusion efforts by driving focused initiatives with employee resource groups (ERGs), diversified supplier networks, and social responsibility initiatives in our communities.

Employee Engagement

As we are striving to create a working environment that embraces sustainability and social responsibility, the Management Board has made our employee survey a top priority and included the results in our KPIs to make sure it is measured and reviewed regularly. In addition, employee engagement is an important success factor, giving insights into the degree to which employees identify with the values of MorphoSys and the Company practices, and how strong their bond with the Company is.

In 2021 we conducted an employee survey for the first time for all MorphoSys employees in the U.S. and Germany to evaluate environmental, social and governance aspects. We achieved a participation rate of 81%, which is a very strong response rate for a first-time survey, and all three dimensions of Environment, Social and Governance overall scored positive[4] above 60%. The high participation rate and the favorable responses in many questions are evidence of an open feedback culture and a high degree of identification and interest of employees with ESG topics.

Overall ESG scores (in %)


Environment
78
Social
75
Governance
61

A total of 31 questions were asked. Environmental questions were related to safety in the workplace and environmentally friendly practices at MorphoSys. The overall environment score was 78%. Social questions were related to the commitment to patients, delivering excellence and quality standards, and career development and training. The overall social score was 75%. Questions on governance related to diversity and inclusion, ethics and compliance, and learning culture. The overall governance score was 61%. Our strongest results highlighted the connection between our employees' work and our purpose to help people living with cancer, our strong commitment to delivering excellence for patients, our supportive and collaborative working environment and our commitment to emloyee's health and safety, especially in COVID times.

[4] Overall scores: Average favorable score of all 31 questions asked in the 2021 survey.

Our Sustainability Approach Business Ethics and Compliance Social Matters **Employee Matters** Additional Information 22
— Employee Engagement

Based on these first-time baseline results we had the opportunity to gather valuable feedback and identify improvement potential from which the following measures are derived for 2022: We will be focusing on providing clarity around MorphoSys' environmental actions, strengthening our communication around our Company strategy and goals, enhancing personal/professional development opportunities, and fostering a learning culture. Going forward, there will be an ESG metric in the Long-Term Compensation Plans for executives and selective employee groups. The ESG metric is derived from the ESG Survey and reflects Employee Engagement. The 2021 Employee Engagement score was 63%.

Our employees showed in 2021 a high degree of involvement in their communities, sponsoring specific charity events and getting involved on World Cancer Day and Blood Cancer Awareness Month. Many MorphoSys employees also joined efforts with the Leukemia and Lymphoma Society for awareness events such as "Light the Night."

In December 2021 our German Teams organized a Christmas charity campaign where wish lists from girls who are cared for by a local organization in shelters and homes, mostly girls and families in crisis situations, were fulfilled by our employees. In the US, MorphoSys partnered with the East End House in Cambridge to fulfill Christmas wish lists for families in need of some support. The East End House's Adopt-A-Family program helped families in 2021 by matching them with individuals, families, and businesses who could gather the items on their wish lists.



Christmas Charity Campaign in Planegg (December 2021)

In 2022 our goal is to continue to engage employees with a combination of communication, discussion forums, social events in virtual, hybrid and in-person settings to encourage connections and sense of belonging across all our workforce. In addition, we will continue our community outreach efforts and promote awareness initiatives around cancer and its impact on society.

Our Sustainability Approach | Business Ethics and Compliance | Social Matters | **Employee Matters** | Additional Information | 23
— Occupational Health and Safety (OHS)

Occupational Health and Safety (OHS)

MorphoSys considers it a key responsibility to provide a safe, healthy and clean working environment as stated in our Code of Conduct, and to comply with all applicable health, safety and environmental laws and regulations, company standards and best practices.

Focus in 2021

The COVID-19 pandemic has accelerated the rethinking of our workplace. At MorphoSys, the compatibility of working remotely and in the office has played an important role. A focus in 2021 was to introduce the New Work concept at MorphoSys AG, which leads to a completely new way of working in our Company in response to the new demands of digital working. To improve the ergonomic situation of our employees we equipped the offices with electronically height-adjustable desks and provided instructional videos for the correct adjustment of the chair in the home office.

Our employees at MorphoSys AG have the possibility to book their workstation via an internal booking tool. All workstations are equipped in the same way, but if special equipment is needed, the workstation can also be booked permanently. MorphoSys wants to offer its employees the most flexible working conditions, both in the home office and in the local office.

During peaks of the pandemic, employees were encouraged to work from home where feasible. In-office work was optional and at the discretion of the employee and the respective line manager within the existing pandemic guidelines for office work. Measures taken included capacity limitations, wearing masks, use of sanitizers, social distancing and contact tracing.

Principles for Occupational Safety at MorphoSys



Introduction of hazardous biological materials for R&D purposes at MorphoSys AG

- A dedicated biosafety team as defined by the "Gentechnik Sicherheitsverordnung" (German Genetic Engineering Safety Directive) and Infektionsschutzgesetz (infection control act)
- Safety professionals perform an internal audit to assess the risk involved
- Specific safety training for the employees working with the substances
- Assurance that all safety measures are implemented before actual work commences

Only certified companies are authorized by MorphoSys to dispose of chemical waste

Lowest possible amounts of hazardous substances used

Pathogenic organisms are processed in laboratories with particular safety standards

Only specially trained employees are allowed to work with toxic substances

Our Sustainability Approach Business Ethics and Compliance Social Matters **Employee Matters** Additional Information 24
— Occupational Health and Safety (OHS)

For the Planegg site, our task force led by the Health and Safety department guaranteed the implementation of all regulatory requirements as well as informed all employees about upcoming measures and their potential impact. For the Boston offices, the site manager was responsible for the strict adherence to federal and state guidelines as communicated and updated on state and federal websites.

As part of our Business Continuity Plan, a Company-wide health emergency plan has been established for MorphoSys AG and MorphoSys US Inc. which includes a local plan for each site as there are different requirements and regulations by law in Germany and the United States.

The health emergency plan and the above-listed measures, with a continuous adaption to all applicable COVID-19 regulations, enabled us to ensure normal business operations despite the restrictions caused by the COVID-19 pandemic.

During the reporting year there was one reportable occupational accident for MorphoSys AG, and therefore the number of work-related accidents remained at a very low level and was significantly below the average level for the chemical industry in Germany, which is used as a comparative value (13.8 notifiable accidents at work per 1,000 full-time employees in the latest survey by the German Employer's Liability Insurance Association for Raw Materials and the Chemical Industry (BG RCI) in 2020; a reportable accident as defined by the BG is an accident at work or a commuting accident that causes more than three calendar days of incapacity to work).

Through the help of guidelines, training and regular medical checkups, our goal is to be vigilant and ahead of the curve in order to keep the number of accidents at this low level while maintaining the safety and well-being of all our employees.

Our Sustainability Approach | Business Ethics and Compliance | Social Matters | Employee Matters | **Additional Information** — Limited Assurance Report | 25

Independent Practitioner's Report

on a Limited Assurance Engagement on Non-financial Reporting[1]

To MorphoSys AG, Planegg

We have performed a limited assurance engagement on the separate non-financial group report of MorphoSys AG, Planegg, (hereinafter the "Company") for the period from 1 January to 31 December 2021 (hereinafter the "Separate Non-financial Group Report").

Not subject to our assurance engagement are the external sources of documentation or expert opinions mentioned in the Separate Non-financial Group Report.

Responsibility of the Executive Directors

The executive directors of the Company are responsible for the preparation of the Separate Non-financial Group Report in accordance with §§ (Articles) 315c in conjunction with 289c to 289e HGB ("Handelsgesetzbuch": "German Commercial Code") and Article 8 of REGULATION (EU) 2020/852 OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL of 18 June 2020 on establishing a framework to facilitate sustainable investment and amending Regulation (EU) 2019/2088 (hereinafter the "EU Taxonomy Regulation") and the Delegated Acts adopted thereunder, as well as for making their own interpretation of the wording and terms contained in the EU Taxonomy Regulation and the Delegated Acts adopted thereunder, as set out in section EU Taxonomy Regulation of the Separate Non-financial Group Report.

This responsibility includes the selection and application of appropriate non-financial reporting methods and making assumptions and estimates about individual non-financial disclosures of the Group that are reasonable in the circumstances. Furthermore, the executive directors are responsible for such internal controls as they consider necessary to enable the preparation of a Separate Non-financial Group Report that is free from material misstatement whether due to fraud or error. The EU Taxonomy Regulation and the Delegated Acts issued thereunder contain wording and terms that are still subject to considerable interpretation uncertainties and for which clarifications have not yet been published in every case. Therefore, the executive directors have disclosed their interpretation of the EU Taxonomy Regulation and the Delegated Acts adopted thereunder in section EU Taxonomy Regulation of the Separate Non-financial Group Report. They are responsible for the defensibility of this interpretation. Due to the immanent risk that indeterminate legal terms may be interpreted differently, the legal conformity of the interpretation is subject to uncertainties.

Independence and Quality Control of the Audit Firm

We have complied with the German professional provisions regarding independence as well as other ethical requirements.

Our audit firm applies the national legal requirements and professional standards – in particular the Professional Code for German Public Auditors and German Chartered Auditors ("Berufssatzung für Wirtschaftsprüfer und vereidigte Buchprüfer": "BS WP/vBP") as well as the Standard on Quality Control 1 published by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany; IDW): Requirements to quality control for audit firms (IDW Qualitätssicherungsstandard 1: Anforderungen an die Qualitätssicherung in der Wirtschaftsprüferpraxis - IDW QS 1) – and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Responsibility of the Assurance Practitioner

Our responsibility is to express a conclusion with limited assurance on the Separate Non-financial Group based on our assurance engagement.

We conducted our assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised): Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the IAASB. This Standard requires that we plan and perform the assurance engagement to obtain limited assurance about whether any matters have come to our attention that cause us

[1] PricewaterhouseCoopers GmbH has performed a limited assurance engagement on the German version of the separate non-financial group report and issued an independent practitioner's report in German language, which is authoritative. The following text is a translation of the independent practitioner's report..

Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters **Additional Information** — Limited Assurance Report 26

to believe that the Company's Separate Non-financial Group Report, other than the external sources of documentation or expert opinions mentioned in the Separate Non-financial Group Report, is not prepared, in all material respects, in accordance with §§ 315c in conjunction with 289c to 289e HGB and the EU Taxonomy Regulation and the Delegated Acts issued thereunder as well as the interpretation by the executive directors disclosed in section EU Taxonomy Regulation of the Separate Non-financial Group Report.

In a limited assurance engagement the procedures performed are less extensive than in a reasonable assurance engagement, and accordingly a substantially lower level of assurance is obtained. The selection of the assurance procedures is subject to the professional judgement of the assurance practitioner.
In the course of our assurance engagement, we have, amongst other things, performed the following assurance procedures and other activities:

- Gain an understanding of the structure of the Group's sustainability organisation and stakeholder engagement
- Inquiries of the executive directors and relevant employees involved in the preparation of the Separate Non-financial Group Report about the preparation process, about the internal control system relating to this process and about disclosures in the Separate Non-financial Group Report
- Identification of likely risks of material misstatement in the Separate Non-financial Group Report
- Analytical procedures on selected disclosures in the Separate Non-financial Group Report
- Performance of web meetings as part of the inspection of processes for collecting, analyzing and aggregating selected data
- Reconciliation of selected disclosures with the corresponding data in the consolidated financial statements and group management report
- Evaluation of the presentation of the Separate Non-financial Group Report
- Evaluation of the process to identify taxonomy-eligible economic activities and the corresponding disclosures in the Separate Non-financial Group Report
- Inquiries on the relevance of climate-risks

In determining the disclosures in accordance with Article 8 of the EU Taxonomy Regulation, the executive directors are required to interpret undefined legal terms. Due to the immanent risk that undefined legal terms may be interpreted differently, the legal conformity of their interpretation and, accordingly, our assurance engagement thereon are subject to uncertainties.

Assurance Opinion

Based on the assurance procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the Separate Non-financial Group Report of the Company for the period 1 January to 31 December 2021 is not prepared, in all material respects, in accordance with §§ 315c in conjunction with 289c to 289e HGB and the EU Taxonomy Regulation and the Delegated Acts issued thereunder as well as the interpretation by the executive directors disclosed in section EU Taxonomy Regulation of the Separate Non-financial Group Report.

We do not express an assurance opinion on the external sources of documentation or expert opinions mentioned in the Separate Non-financial Group Report.

Restriction of Use

We draw attention to the fact that the assurance engagement was conducted for the Company's purposes and that the report is intended solely to inform the Company about the result of the assurance engagement. Consequently, it may not be suitable for any other purpose than the aforementioned. Accordingly, the report is not intended to be used by third parties for making (financial) decisions based on it. Our responsibility is to the Company. We do not accept any responsibility to third parties. Our assurance opinion is not modified in this respect.

Munich, 15 March 2022

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

Hendrik Fink	ppa. Felix Wandel
Wirtschaftsprüfer	Wirtschaftsprüfer
[German public auditor]	[German public auditor]

MorphoSys AG Semmelweisstrasse 7 82152 Planegg Germany Phone: +49-89-89927-0 Fax: +49-89-89927-222 Email: info@morphosys.com www.morphosys.com/en Investor Relations Phone: +49-89-89927-404 Fax: +49-89-89927-5404 Email: investors@morphosys.com Concept and Design 3st kommunikation GmbH, Mainz Photography/Picture Credits Getty Images iStock MorphoSys Translation Klusmann Communications, Niedernhausen This non-financial report is also published in German and is available for download on our website. For better readability, the masculine form has been used in this report equally to all genders. HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, Ylanthia®, 100 billion high potentials®, Slonomics®, CyCAT®, MONJUVI® and MINJUVI® are registered trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor Inc. National Comprehensive Cancer Network®, NCCN® and NCCN Guidelines® are registered trademarks of the National Comprehensive Cancer Network, Inc. Imprint 27Our Sustainability Approach Business Ethics and Compliance Social Matters Employee Matters Additional Information Imprint